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BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

October 21, 2014

VIA EDGAR CORRESPONDENCE

Ms. Kathy Churko
U.S. Securities and Exchange Commission (“SEC”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	HSBC Funds
SEC File Numbers 033-07647 and 811-04782

HSBC Advisor Funds Trust
SEC File Numbers 333-02205 and 811-07583

HSBC Portfolios
SEC File Number 811-08928

Dear Ms. Churko,

This letter responds to the comments provided to me during two telephonic discussions regarding your review of the annual shareholder reports, dated October 31, 2013, of HSBC Emerging Markets Debt Fund, HSBC Emerging Markets Local Debt Fund, HSBC Frontier Markets Fund, HSBC Total Return Fund, and HSBC RMB Fixed Income Fund (the “Emerging Market Funds”); HSBC Growth Fund and HSBC Opportunity Fund (the “Equity Funds”); Aggressive Strategy Fund, Balanced Strategy Fund, Moderate Strategy Fund, Conservative Strategy Fund, and Income Strategy Fund (the “World Selection Funds”); HSBC Prime Money Market Fund, HSBC U.S. Government Money Market Fund, and HSBC U.S. Treasury Money Market Fund (the “Money Market Funds”); and HSBC Growth Portfolio and HSBC Opportunity Portfolio (the “HSBC Portfolios”), of the above-listed registrants. We have reproduced your comments below, followed by the applicable registrant’s responses.

Money Market Fund Investment Yield

1.	Comment: In the Schedules of Portfolio Investments on pages 20, 24, 28, 31, and 37 of the Emerging Market Funds’ annual report; pages 33 and 35 of the Equity Funds’ annual report; pages 18-22 of the World Selection Funds’ annual report; and pages 51 and 53 of the HSBC Portfolios’ annual report, please explain in your response why, with respect to investments in money market funds, the annual reports disclose the one-day yields instead of the seven-day yields.

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley
Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

October 21, 2014 Page 2

Response: The registrants are not aware of a requirement to show the seven-day yields of money market fund holdings in shareholder reports. Moreover, because the Funds’ investments in money market funds are typically overnight purchases, the registrants believe that showing the one-day yields for these holdings is a better indication of overnight yield levels.

Income Strategy Fund

2.	Comment: In the Income Strategy Fund’s Statement of Assets and Liabilities, please explain the nature of the figure listed in the “Receivable from Investment Adviser” line item on page 23 of the World Selection Funds’ annual report.

Response: The figure listed in the “Receivable from Investment Adviser” line item represents the various expense reimbursements owed to the Income Strategy Fund, as a result of applicable expense limitation arrangements with the Income Strategy Fund’s adviser or its affiliates that have been accrued by the Income Strategy Fund but not yet paid by the adviser or its affiliates. The amount thus represents an accrual for a one-month period, which is settled between the adviser and the Income Strategy Fund on a monthly basis.

HSBC Growth Fund/HSBC Opportunity Fund

3.	Comment: Please clarify in your response whether each Equity Fund invests all of its assets in a series of the HSBC Portfolios. Please also explain whether each Equity Fund’s fee and expense table reflects the combined fees and expenses for both the Equity Fund and the applicable HSBC Portfolio in which it invests.

Response: The Equity Funds confirm that they function under a “master-feeder” structure. Accordingly, each Equity Fund seeks to achieve its respective investment objective by investing all of its assets in a series of the HSBC Portfolios. Each Equity Fund’s fee and expense table reflects the combined fees and expenses for both the Equity Fund and the applicable HSBC Portfolio in which it invests as required under accounting guidance.

October 21, 2014 Page 3

World Selection Funds

4.	Comment: Please explain in your response why the World Selection Funds’ annual report includes the financial statements of the HSBC Portfolios.

Response: The World Selection Funds invest in the HSBC Portfolios, in addition to their investments in other registered investment companies. The HSBC Portfolios operate as master funds, in which certain HSBC Funds invest all or part of their investable assets as “feeder funds.” The HSBC Portfolios are treated as partnerships for U.S. federal income tax purposes and pass through all of their net income and gains and losses to their investors.

The HSBC Portfolios follow master-feeder accounting, which involves allocating the master fund’s income, expenses, and realized and unrealized gains and losses among its investing (feeder) funds. Under current SEC policies, a feeder fund’s annual and semi-annual reports should contain the financial statements of both the master fund as well as the feeder fund. Although the World Selection Funds operate as diversified “funds of funds” rather than as traditional feeder funds, they also invest in the HSBC Portfolios. Therefore, the World Selection Funds have historically included the financial statements of the HSBC Portfolios in their annual and semi-annual reports.

The World Selection Funds recognize that, typically, a feeder fund would only have one investment in a master fund. However, Paragraph 5.41 of the AICPA Audit and Accounting Guide for Investment Companies states that a schedule of portfolio investments is not presented at the feeder level, unless the feeder fund also holds direct investments in addition to its investment in the master fund, which implies that a feeder fund could have multiple investments, as is the case with the World Selection Funds.

Therefore, the World Selection Funds have historically been treated as feeder funds of the HSBC Portfolios and have followed the financial disclosure approach described above. However, after considering this approach again, the World Selection Funds will likely cease including the HSBC Portfolios’ financial statements in the World Selection Funds’ shareholder reports going forward.

October 21, 2014 Page 4

HSBC Portfolios

5.	Comment: Please explain in your response why the HSBC Portfolios’ annual report includes the financial statements of the World Selection Funds.

Response: The HSBC Portfolios have historically included the financial statements of the World Selection Funds in their annual and semi-annual reports, primarily as a matter of administrative convenience. However, after considering this approach again, the HSBC Portfolios will likely cease including the World Selection Funds’ financial statements in their shareholder reports going forward.

Short Duration Fixed Income Portfolio

6.	Comment: Please clarify in your response the status of this Fund.

Response: As of the date of this letter, the Short Duration Fixed Income Portfolio has not commenced investment operations.

HSBC Total Return Fund/HSBC Emerging Markets Debt Fund

7.	Comment: Please ensure that the derivatives-related disclosure is appropriate for the Total Return Fund and the Emerging Markets Debt Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Total Return Fund and the Emerging Markets Debt Fund hereby confirm that they believe their derivatives-related disclosure is appropriate.

HSBC Emerging Markets Local Debt Fund

8.	Comment: Please confirm whether any distribution of the Emerging Markets Local Debt Fund included a return of capital component and, if so, whether the Emerging Markets Local Debt Fund complied with Rule 19a-1 under the Investment Company Act of 1940.

Response: No distribution of the Emerging Markets Local Debt Fund included a return of capital component. Net income of the Fund is determined in accordance with industry-accepted accounting practices, specifically in accordance with tax-basis generally acceptable accounting principles. Distributions from net income were made based on the Fund’s net tax-basis income determined for the current fiscal year-to-date period. The Fund’s distributions from net income have not exceeded its net tax-basis income.

October 21, 2014 Page 5

HSBC Advisor Funds Trust

9.	Comment: Please clarify in your response the series and classes offered by this registrant.

Response: The HSBC Advisor Funds Trust currently has one series (i.e., the HSBC Opportunity Fund) that offers one share class (i.e., Class I Shares). In addition, the HSBC Funds, a separate registrant, has one series called the HSBC Opportunity Fund, which offers three share classes (i.e., Class A, Class B and Class C). The HSBC Opportunity Fund (a series of the HSBC Advisor Funds Trust) and the HSBC Opportunity Fund (a series of the HSBC Funds) invest all of their assets in the HSBC Opportunity Portfolio, a series of the HSBC Portfolios. Although each series is offered in the same prospectus, each has a separate summary section.

Tandy Representations

10.	Comment: Please include standard Tandy representation language.

Response: Each registrant agrees to make the following representations:
  The registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

  The Staff comments or changes to the disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

  The registrants may not asset Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

October 21, 2014 Page 6

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Very truly yours,

 /s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Richard Fabietti, President, HSBC Funds and HSBC Portfolios Julien Bourgeois, Partner, Dechert LLP